HUNTON & WILLIAMS LLP
FOUNTAIN PLACE
1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202-2799

TEL 214 • 979 • 3000
FAX 214 • 880 • 0011

PAM GATES O’QUINN
DIRECT DIAL: 214-468-3366
EMAIL: poquinn@hunton.com
February 5, 2009
Ms. Kate McHale
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	United Business Holdings, Inc.
Registration Statement on Form S-1
Filed October 9, 2008
Amendment No. 1 Filed December 15, 2008
Amendment No. 2 Filed January 28, 2009
File No. 333-153924
Dear Ms. McHale:
     As you discussed with Jacque Kruppa this morning, on behalf of our client, United Business Holdings, Inc., we are submitting a blackline of the revised Exhibit 5.1 legal opinion. We trust that the revised legal opinion adequately addresses the issues raised by the Securities and Exchange Commission in its comment letter dated January 16, 2009.
     Please do not hesitate to contact us if you have any questions or comments regarding the revised legal opinion or if we may be of further assistance.
Sincerely,
/s/ Pam Gates O’Quinn
Enclosures

cc:	Mr. Bob Adkins (w/encls) (via email)
Mr. Thomas Hassey (w/encls) (via email)
Mr. Ed Brand (w/encls) (via email)
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO SINGAPORE WASHINGTON
www.hunton.com

~~HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799~~
~~TEL 214 • 979 • 3000 FAX 214 • 880 • 0011~~
                   , ~~2008~~2009
United Business Holdings, Inc.
4380 La Jolla Village Drive, Suites 110 and 120
San Diego, California 92122
     Re:     Registration Statement on Form S-1
Ladies and Gentlemen:
     We have acted as special counsel to United Business Holdings, Inc., a Nevada corporation (the “Company”), in connection with the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission ~~on October 9, 2008 (~~(the “SEC”) on October 9, 2008, as amended by Amendment No. 1 to Form S-1 filed with the SEC on December 15, 2008, as further amended by Amendment No. 2 to S-1 filed with the SEC on January 28, 2009 (collectively, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”).
     The Registration Statement covers the registration of (i) 2,970,000 shares of common stock, $0.01 par value per share (the “Common Stock”) of the Company (the “Shares”), (ii) warrants to purchase up to 246,194 shares of Common Stock (“Organizer Warrants”), (iii) the shares of Common Stock issuable upon the exercise of the Organizer Warrants, (iv) warrants to purchase up to 594,000 shares of Common Stock (“Shareholder Warrants”), and (v) the shares of Common Stock issuable upon the exercise of the Shareholder Warrants.
     In this capacity, we have examined originals or copies of the following documents:
     (1) the Registration Statement;
     (2) the form of Organizer Warrant Agreement filed as an exhibit to the Registration Statement;
     (3) the form of Shareholder Warrant Agreement filed as an exhibit to the Registration Statement (the documents identified in (2) and (3) are referred to, collectively, as the “Warrant Agreements”); and
~~ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES~~
~~McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   SINGAPORE   WASHINGTON~~
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United Business Holdings, Inc.
                   , ~~2008~~2009

     (4) a certificate from an officer of the Company dated as of the date hereof, certifying: (a) the articles of incorporation of the Company, as amended; (b) the bylaws of the Company, as amended; (c) resolutions of the board of directors of the Company dated as of                    ,September 26, 2008, authorizing the Registration Statement and other matters.
     ~~This opinion is based entirely on our review of the documents listed in the preceding paragraph, and we have made no other documentary review or investigation of any kind whatsoever for purposes of this opinion.~~
     In conducting our examination, we have assumed: ~~(i)~~ the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies or forms and the authenticity of the originals of such documents~~; and (ii) that the Warrant Agreements will be executed and delivered by the Company and the warrantholders as in the forms filed as exhibits to~~. As to various questions of fact material to this opinion letter, and as to the content and form of the articles of incorporation, bylaws, minutes, records, resolutions and other documents or writings of the Company, this firm has relied, to the extent it deems reasonably appropriate and without independent check or verification of their accuracy, upon: (1) representations and certificates of officers or directors of the Company; (2) representations of the Company contained in the Registration Statement ~~and, when so executed and delivered, will be the valid and binding obligations of the Company and the respective warrantholders.~~ ; and (3) upon documents, records and instruments furnished to this firm by the Company.
     Based upon the foregoing, and in reliance thereon, and subject to the limitations and qualifications set forth herein, we are of the opinion that :
     (A) the Shares, Shareholder Warrants and Organizer Warrants are duly authorized;
     (B) when the Shares and Shareholder Warrants are issued and delivered to investors, and the Organizer Warrants are issued and delivered to the organizers, all as described and in exchange for the consideration described in the Registration Statement, the Shares, Shareholder Warrants and Organizer Warrants will be legally and validly issued; ~~and~~
     (C) assuming that: (i) the shares of Common Stock to be issued pursuant to the Shareholder Warrants and the Organizer Warrants are issued pursuant to the terms thereof, (ii) the Company maintains an adequate number of authorized but unissued shares and/or treasury shares of Common Stock available for issuance to those persons who purchase shares through the exercise of Shareholder Warrants and/or Organizer Warrants, and (iii) the consideration for
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United Business Holdings, Inc.
                   , ~~2008~~2009

the shares of Common Stock issued pursuant to the Shareholder Warrants and Organizer Warrants is actually received by the Company as provided in the Shareholder Warrants and Organizer Warrants and exceeds the par value of such shares, then the shares of Common Stock issued upon the due and valid exercise of the Shareholder Warrants and Organizer Warrants will be duly and validly issued, fully paid and nonassessable~~.~~; and
     (D) assuming that the consideration for the shares of Common Stock issued pursuant to the Registration Statement is actually received by the Company as provided in the Registration Statement and exceeds the par value of such shares, then the shares of Common Stock issued pursuant to the Registration Statement will be fully paid and nonassessable.
     We are attorneys admitted to practice in the State of ~~Texas~~Nevada. We express no opinion concerning the laws of any jurisdiction other than the corporate laws of ~~the United States of America and the State of Texas~~the State of Nevada. In rendering the opinions set forth herein, we have not passed upon and do not purport to pass upon the application of securities or “blue sky” laws of any jurisdiction.
     This firm hereby consents to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to references to our firm included in or made a part of the Registration Statement. In giving this consent, this firm does not admit that it comes within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.
     This opinion is limited to the matters stated in this letter, and no opinions may be implied or inferred beyond the matters expressly stated in this letter. This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in the law, including judicial or administrative interpretations thereof, that occur which could affect the opinions contained herein. ~~This opinion is being delivered only to the Company and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.~~
Sincerely,
~~HUNTON & WILLIAMS LLP~~
~~10980/11009~~
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